

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

<u>Via Email</u>
Wang Youngsheng, President
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi Province China
A-28, Van Metropolis, # 25 Tangyan Road
Xi'an, Shaanxi, PRC 710064

> **Re: China Du Kang Co., Ltd.**
> **Amendment No. 9 to Form 10**
> **Filed November 4, 2011**
> **File No. 000-53833**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed November 4, 2011**

Dear Mr. Youngsheng:

        We issued a comment letter to you on the above captioned filings on November 22, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 7, 2012 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by February 7, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

         Please contact Jay Williamson at (202) 551-3393 with any questions.

                                Sincerely,

                                /s/ Pamela Howell
                                for

                                John Reynolds
                                Assistant Director